Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2005

Mr. Alan Gold
Director, President and
Chief Executive Officer
U.S. Neurosurgical, Inc.
2400 Research Blvd, Suite 325
Rockville, MD 20850

Re: U.S. Neurosurgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 13, 2005
Form 10-QSB for the Period Ended September 30, 2005
Filed November 14, 2005
File No. 000-26575

Dear Mr. Gold:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 13

Liquidity and Capital Resources, page 14

1.   Please amend your discussion here to provide a summary of your contractual
        obligations in a tabular format as required under Item 303(a) of Regulation S-K.
        Such presentation should include your obligations under debt, lease, and
        equipment agreements.

Item 14. Controls and Procedures, page 23

2.   Your wording in this section appears to include the timing of an older version of
        this rule. Please tell us why it is appropriate to evaluate the effectiveness of your
        disclosure controls and procedures within the 90-day period prior to the filing of
        the report, or amend your filing to include your evaluation as of year-end. Refer
        to Rule 15d-15(c).

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 24

Consolidated Financial Statements, page F-1

Note E – Asset Retirement Obligations, page F-13

3.   Please amend your financial statements to reflect the cumulative effect of
        adopting SFAS 143 on your statement of operations, rather than reflecting it
        directly within retained earnings. Refer to paragraph 26 of SFAS 143.

Form 10-QSB for the Period Ended September 30, 2005

4.   Please note that the decision to enter the small business filer system is an election
        that must be made at the beginning of a fiscal year. Please re-file your most
        recent interim report on an appropriate form. Refer to Item 10(a)(2)(v) of
        Regulation S-B.

                                    *   *   *   *

        As appropriate, please amend your Form 10-K for the year ended December 31,
2004 and Form 10-QSB for the quarter ended September 30, 2005 within 10 business
days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover
letter that keys your responses to our comments and provides any requested information.
Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the

form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant